INTEGRA RESOURCES AND MILLENNIAL PRECIOUS METALS ANNOUNCE FRIENDLY
AT-MARKET MERGER AND STRATEGIC INVESTMENT FROM WHEATON PRECIOUS
METALS

Vancouver, British Columbia and Toronto, Ontario - February 27, 2023 - Integra Resources Corp. ("Integra") (TSX-V: ITR; NYSE American: ITRG) and Millennial Precious Metals Corp. ("Millennial") (TSX-V: MPM, OTCQB: MLPMF) (together, the "Companies") are pleased to announce that they have entered into an arm's length definitive agreement dated February 26, 2023 for an at-market merger (the "Arrangement Agreement"), pursuant to which Integra and Millennial have agreed to combine their respective companies (the "Transaction") by way of a court-approved plan of arrangement.

Under the terms of the Transaction, Millennial shareholders will receive 0.23 of a common share of Integra (each whole share, an "Integra Share") for each Millennial common share ("Millennial Share") held (the "Exchange Ratio"). Existing shareholders of Integra and Millennial will own approximately 65% and 35%, respectively, of the outstanding Integra Shares on the closing of the Transaction (but prior to the completion of any equity financing). The Exchange Ratio implies consideration of C$0.18 per Millennial Share based on the closing market price of the Integra Shares on the TSX Venture Exchange (the "TSXV") on February 24, 2023. The consideration represents a no premium Transaction.

In connection with the Transaction, the Companies are pleased to welcome Wheaton Precious Metals Corp. (TSX | NYSE | LSE: WPM) ("Wheaton") as a new cornerstone investor, with Wheaton agreeing to invest an amount equal to up to 9.9% of the issued and outstanding Integra Shares (following the completion of the proposed Transaction). The equity participation of Wheaton in connection with the Transaction provides significant project and transaction validation while also creating a partnership for future project financing.

The combination of Integra and Millennial will create one of the largest precious metals development and exploration companies in the Great Basin, with the goal of becoming a mid-tier heap leach gold-silver producer and generating significant value for shareholders. The combined company will feature a diversified portfolio of assets including Integra's past producing gold-silver DeLamar Project in southwest Idaho and Millennial's oxide-focused Wildcat and Mountain View Projects in western Nevada. The combined company will boast one of the largest gold-silver endowments in the Great Basin not controlled by a major mining company. In addition to the development pipeline, meaningful exploration potential exists in the BlackSheep, War Eagle and non-oxide targets at DeLamar and the Dune, Eden, Marr, Ocelot, Cerro Colorado(1) and Red Canyon(1) Projects from Millennial.

Strategic Rationale for Transaction

  Increased Scale: Combined portfolio consists of 10 high quality assets across various stages of development with a total measured and indicated resource containing 2.6 million ounces of gold and 126.9 million ounces of silver and an inferred resource of 1.65 million ounces of gold and 16.4 million ounces of silver.(2),(3),(4)

(1) Millennial holds an option to acquire Red Canyon and Cerro Colorado.

(2) See NI 43-101 technical report titled: "Technical Report and Preliminary Feasibility Study for the DeLamar and Florida Mountain Gold - Silver project, Owyhee County, Idaho, USA", dated March 22, 2022 with an effective date of January 24, 2022 available under Integra Resources' SEDAR profile at www.sedar.com and EDGAR profile at https://www.sec.gov/edgar/search-and-access.

(3) See NI 43-101 technical report titled: "NI 43-101 Technical Report, Resource Estimate for the Wildcat Project, Pershing County, Nevada, United States", dated November 20, 2020, with an effective date of November 18, 2020 available under Millennial's SEDAR profile at www.sedar.com.

(4) See NI 43-101 technical report titled: "NI 43-101 Technical Report, For the Mountain View Project, Washoe County, Nevada, USA", dated November 25, 2020 with an effective date of November 15, 2020 available under Millennial's SEDAR profile at www.sedar.com.

  Robust Pipeline: Focused on building a portfolio of low-risk, low-capital intensity and high-margin heap leach projects located in the Great Basin, considerably reducing risks commonly associated with single asset development and production companies.
  Industry Leading Growth: Near-term oxide resource growth potential identified at DeLamar, Wildcat and Mountain View, with the goal of becoming a +200kozs AuEq per annum producer using a staged development strategy, executed by one singular permitting and development team.
  The Right Team: Combining two of the leading junior gold exploration and development teams with a proven track record of success across exploration, construction, project finance, M&A and capital markets.
  Financial Strength: Concurrent equity offering, including strategic support from Wheaton and Beedie Investments Ltd. ("Beedie Capital"), provides significant immediate funding and future financing support to advance key milestones at DeLamar, Wildcat & Mountain View.

George Salamis, President and Chief Executive Officer of Integra, stated, "The merger with Millennial is an exciting combination that provides balanced benefits to both sets of shareholders and streamlines the permitting and development of three high-quality, oxide, heap leach projects. The industry is in need of consolidation, and the support amongst the investment community and from Wheaton for this merger and concurrent financing has been resoundingly positive."

Jason Kosec, President and Chief Executive Officer of Millennial, stated, "The result of this transaction will be a combined company with a greatly strengthened balance sheet, an enhanced leadership team, and a high-quality asset portfolio with three flagship heap leach projects in the Great Basin. This represents a significant step toward our long-term vision of building an industry leading USA-focused mid-tier gold producer."

Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals, commented, "We are pleased to support this transaction between Integra and Millennial and the much-needed consolidation in the industry. We look forward to becoming a meaningful shareholder of the combined entity, which provides Wheaton the opportunity of gaining exposure to high-quality exploration and development assets in one of the top mining jurisdictions in the world."

Benefits to Integra and Millennial Shareholders

  Enhanced Scale & Diversification: Combined portfolio contains three of the top oxide heap leach gold-silver projects in the USA not currently controlled by a major and creates a foundation for building a new, Great Basin focused, precious metals producer.

  Strong Balance Sheet to Advance Projects: The combined company will have a significantly strengthened balance sheet allowing for meaningful advancement of key milestones at DeLamar, Wildcat and Mountain View.

  Improved Capital Markets Presence: Enhanced institutional investor following, increased size and trading liquidity in both Canada and the USA, along with a strong equity research following.

  Greater Potential for Value Creation: Combination of DeLamar, Wildcat and Mountain View with a sequenced development strategy is expected to result in greater value creation for shareholders of Integra and Millennial that would not be possible on a standalone basis, balancing execution risks between three projects.

  Wheaton Partnership: Strategic equity partnership with Wheaton provides transaction and project validation and creates a pathway to project financing with one of the industry's leaders.

Management Team and Board of Directors

The combined company's board of directors will be led by George Salamis as Executive Chairman and will be comprised of six board members nominated by Integra and three board members nominated Millennial. Apart from his duties as Executive Chairman, Mr. Salamis will be focusing his efforts executing on permitting and advanced feasibility studies on the combined company's flagship DeLamar gold-silver deposit in Idaho.

Reporting to the Executive Chairman, the combined company will be managed by Jason Kosec, as President and Chief Executive Officer; Timothy Arnold, as Chief Operating Officer; Andree St-Germain, as Chief Financial Officer; and Josh Serfass, as Vice President. Mr. Kosec brings extensive industry and capital markets experience to the leadership team and he, alongside the broader team, will be focused on advancing the oxide projects in Nevada. Millennial's Vice President of Corporate Development, Jason Banducci, and its Vice President of Exploration, Raphael Dutaut, will also be joining the combined management team.

Millennial Special Committee and Fairness Opinion

The special committee of Millennial (the "Millennial Special Committee") has received a fairness opinion from Stifel GMP, stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be received by Millennial shareholders pursuant to the Transaction is fair, from a financial point of view, to Millennial shareholders.

The Millennial Special Committee has unanimously approved the Arrangement Agreement and recommended that the board of directors of Millennial approve the Arrangement Agreement and that the Millennial shareholders vote in favour of the Transaction.

Board of Directors' Recommendation and Voting Support

The Arrangement Agreement and the Transaction have been unanimously approved by the boards of directors of each of Integra and Millennial, and the board of directors of Millennial has recommended that Millennial shareholders vote in favour of the Transaction.

Transaction Summary

Under the terms of the Transaction, Millennial shareholders will receive 0.23 of an Integra Share for each Millennial Share held, implying consideration of C$0.18 per Millennial Share.

The Transaction will be effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require approval by: (a) 66⅔% of the votes cast by Millennial shareholders; and (b) a simple majority of the votes cast by Millennial shareholders, excluding certain related parties as prescribed by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, in each case, voting in person or represented by proxy at a special meeting of the Millennial shareholders to consider the Transaction. The special meeting of Millennial shareholders is expected to be held in April 2023.

Each of the directors and senior officers of Millennial, representing, in aggregate, approximately 9.2% of the issued and outstanding Millennial Shares, have entered into voting support agreements with Integra and have agreed to vote in favour of the Transaction at the special meeting of shareholders of Millennial to be held to consider the Transaction. Further information regarding the Transaction will be contained in an information circular that Millennial will prepare, file and mail in due course to its shareholders in connection with the Millennial special meeting.

Pursuant to the Arrangement Agreement, Integra has also agreed to provide Millennial with bridge financing during the interim period, with the expected amount of such financing to be C$500,000, subject to the completion of definitive loan documentation and TSXV approval.

The Arrangement Agreement includes customary representations and warranties for a transaction of this nature as well as customary interim period covenants regarding the operation of the Companies' respective businesses. The Arrangement Agreement also provides for customary deal-protection measures. In addition to shareholder and court approvals, closing of the Transaction is subject to applicable regulatory approvals, including, but not limited to, TSXV approval and the satisfaction of certain other closing conditions customary in transactions of this nature including the receipt of aggregate proceeds of C$35 million pursuant to the Brokered Offering and the Non-Brokered Offering. Subject to the satisfaction of these conditions, Integra and Millennial expect that the Transaction will be completed in the second quarter of 2023. Details regarding these and other terms of the Transaction are set out in the Arrangement Agreement, which will be available under the SEDAR profiles of Integra and Millennial at www.sedar.com.

Following completion of the Transaction, the Integra Shares will continue trading on the TSXV and the Millennial Shares will be de-listed from the TSXV. Approximately 180.4 million Millennial Shares are currently outstanding on a non-diluted basis and approximately 79.8 million Integra Shares are currently outstanding on a non-diluted basis. Upon completion of the Transaction (assuming no additional issuances of Integra Shares or Millennial Shares, and excluding issuances in connection with the concurrent equity financing described below and prior to the completion of the Consolidation (as defined below)), there will be approximately 121.8 million Integra Shares outstanding on a non-diluted basis and approximately 135.2 million Integra Shares outstanding on a fully-diluted basis.

None of the securities to be issued pursuant to the Arrangement Agreement have been or will be registered under the United States Securities Act of 1933 , as amended (the "U.S. Securities Act"), or any securities laws of any state of the United States, and any securities issued pursuant to the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and similar exemptions under applicable securities laws of any state of the United States. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Brokered Offering

Integra has entered into an agreement with Raymond James Ltd., BMO Capital Markets and Cormark Securities Inc., as joint bookrunners (collectively, the "Underwriters"), in connection with a bought deal private placement offering of 35,000,000 subscription receipts of Integra (the "Subscription Receipts") at a price of C$0.70 per Subscription Receipt (the "Issue Price") for gross proceeds to Integra of C$24.5 million (the "Brokered Offering"). Integra has also granted the Underwriters an option, exercisable, in whole or in part, for a period of 30 days following the closing of the Brokered Offering, to sell up to an additional 15% of the Subscription Receipts sold under the Brokered Offering at the Issue Price (the "Over-Allotment Option"). If the Over-Allotment Option is exercised in full, the total gross proceeds of the Brokered Offering will be C$28.2 million.

Each Subscription Receipt shall represent the right of a holder to receive, upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the Transaction other than the issuance of the consideration shares to shareholders of Millennial) (the "Escrow Release Conditions"), without payment of additional consideration, one Integra Share, subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement to be entered into upon closing of the Brokered Offering (the "Subscription Receipt Agreement").

Non-Brokered Offering

Pursuant to a binding letter agreement, Wheaton has agreed to purchase the lesser of: (a) C$15 million of Subscription Receipts of Integra at a price of C$0.70 per Subscription Receipt (the "Issue Price"); (b) such number of Subscription Receipts that will result in Wheaton owning 9.9% of the issued and outstanding Integra Shares (following the completion of the proposed Transaction and the conversion of the Subscription Receipts issuable to Wheaton and pursuant to a concurrent brokered offering); and (c) 30% of the combined Subscription Receipts to be issued to Wheaton and investors in the concurrent brokered offering (the "Non-Brokered Offering"). The Non-Brokered Offering is expected to close concurrently with the brokered offering and is subject to TSXV and other necessary regulatory approvals, and execution of definitive agreements. No fee or commission shall be payable on the sale of Subscription Receipts to Wheaton pursuant to the Non-Brokered Offering.

Pursuant to the terms of the Non-Brokered Offering, and upon completion of the Transaction, Wheaton will receive a corporate wide right of first refusal on precious metals royalties, streams or pre-pays pertaining to any properties that Integra or its affiliates: (a) currently hold; (b) acquire in connection with the Transaction; and (c) acquire in the future within a five kilometer radius of the outer perimeter of the foregoing properties or is otherwise acquired in connection with or for the use of the projects currently held by Integra and Millennial. Integra will also grant to Wheaton the right to participate in future equity offerings so that it can maintain at least its pro rata ownership at the time of any such offering, up to a maximum of 9.9% of the Integra Shares (provided Wheaton holds at least 5.0% of the outstanding equity at the time of such offering).

The brokered offering and the Non-Brokered Offering are currently expected to close on or about  March 16, 2023 and are subject to TSXV and other necessary regulatory approvals. Following completion of the Transaction, the net proceeds from the brokered offering and the Non-Brokered Offering are expected to be used to fund an updated resource estimate and Mine Plan of Operations for DeLamar, updated resource estimates and PEAs for Wildcat and Mountain View, permit advancement, and for working capital and general corporate purposes.

The securities being offered pursuant to the brokered offering and the Non-Brokered Offering have not been, nor will they be, registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

Beedie Capital Credit Facility

In connection with the closing of the Transaction, the convertible loan agreement with Beedie Capital dated July 28, 2022 (the "Loan Agreement") will be amended to accommodate the assets of Millennial and its subsidiaries, each of which, following the closing of the Transaction, will be loan parties and provide guarantees and security for the obligations under the Loan Agreement. In addition, conditional on the closing of the Transaction, the Loan Agreement will be amended to, among other things, modify the conversion price on the initial advance of US$10 million under the Loan Agreement to reflect a 35% premium to the Issue Price (the "Initial Advance Conversion Price") and to increase the effective interest rate from 8.75% to 9.25% per annum on the loan outstanding, which interest continues to be accrued for the first twenty-four (24) months from the date of the Loan Agreement, payable quarterly either in shares or in cash, at Integra's election. As of the date hereof, the principal amount of the loan outstanding under the Loan Agreement is US$20 million, of which US$10 million is currently drawn.

Beedie Capital has provided their consent for the Transaction, subject to, among other things, the satisfaction or waiver of certain conditions precedent by Integra, including the completion of the Brokered Offering and the Transaction in accordance with their respective terms, approval of the TSXV and the New York Stock Exchange for the revised Initial Advance Conversion Price and there being no other default or event of default under the Loan Agreement.

Consolidation

Subject to the completion of the Transaction and receipt of approval from the TSXV, Integra intends to consolidate the Integra Shares on the basis of one post-consolidation Integra Share for every 2.5 pre-consolidation Integra Shares (the "Consolidation"). It is expected that the Consolidation will take effect shortly following the completion of the Transaction.

Assuming the maximum number of Subscription Receipts are sold pursuant to the Brokered Offering (including pursuant to the Over-Allotment Option) and the Non-Brokered Offering, Integra expects to have approximately 177.1 million Integra Shares issued and outstanding immediately following the completion of the Transaction on a non-diluted basis and approximately 190.4 million Integra Shares outstanding on a fully-diluted basis. Following the implementation of the Consolidation, Integra will have approximately 70.8 million Integra Shares issued and outstanding on a non-diluted basis and approximately 76.2 million Integra Shares outstanding on a fully-diluted basis. No fractional Integra Shares will be issued, and any fractional interest in Integra Shares resulting from the Consolidation will be rounded down to the nearest whole Integra Share.

A letter of transmittal will be mailed to registered shareholders once the Consolidation has taken effect, which will contain instructions on how registered shareholders can exchange their share certificates or direct registration system advices ("DRS Advices"), evidencing their pre-Consolidation Integra Shares for new share certificates or DRS Advices representing the number of post-Consolidation Integra Shares to which they are entitled.

Advisors and Counsel

Cassels Brock & Blackwell LLP is acting as legal counsel to Integra and Cormark Securities Inc. is acting as financial advisor to Integra in connection with the Transaction.

Bennett Jones LLP is acting as legal counsel to Millennial and Stifel GMP is acting as financial advisor to the Millennial Special Committee in connection with the Transaction.

Conference Call and Webcast

Integra and Millennial will jointly host a webinar to discuss the Transaction on February 28, 2023 at 8:00 a.m. PST / 11:00 a.m. EST. Participants may join the webinar by registering at the link below:

https://us02web.zoom.us/webinar/register/WN_1Vst7BoCSAGnQ5nMCt67zw

A replay of this webinar will be available on Integra's website.

Technical Disclosure and Qualified Persons

The scientific and technical information contained in this news release with respect to Integra has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration of Post Falls, Idaho, a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The scientific and technical information contained in this news release with respect to Millennial has been reviewed and approved by Raphael Dutaut, Ph.D., P.Geo., Vice President, Exploration for Millennial, a QP as defined by NI 43-101.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar gold-silver project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 million in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, in late 2017, Integra has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden preliminary economic assessment and now Pre-Feasibility Study (the "PFS"). An independent technical report for the PFS on the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under Integra's profile at www.sedar.com and on Integra's website at www.integraresources.com.

About Millennial Precious Metals

Millennial (TSXV:MPM, OTCQB:MLPMF) is an exploration and development company focused on unlocking quality ounces through the responsible expansion of its eight gold and silver projects located in Nevada and Arizona, USA. Millennial plans to accelerate the development of its two flagship projects located in Nevada: Wildcat and Mountain View. The Wildcat Inferred Mineral Resource estimate contains 776,000 ounces of oxide Au (60.8 million tonnes at 0.40 g/t Au; effective date of November 18, 2020) and the Mountain View Inferred Mineral Resource estimate contains 427,000 ounces of oxide Au (23.2 million tonnes at 0.57 g/t Au; effective date of November 15, 2020). Technical reports titled "NI 43-101 Technical Report Resource Estimate for the Wildcat Project, Pershing County, Nevada, United States", dated November 20, 2020 with an effective date of November 18, 2020 prepared by William J. Lewis, B.Sc., P.Geo., Rodrigo Calles-Montijo, MSc., CPG, and Leonardo de Souza, MAusIMM (CP) and "NI 43-101 Technical Report for the Mountain View Project, Washoe County, Nevada, USA", dated November 25, 2020 with an effective date of November 15, 2020, prepared by William J. Lewis, B.Sc., P.Geo., Rodrigo Calles-Montijo, MSc., CPG, and Leonardo de Souza, MAusIMM (CP) are available on Millennial's issuer profile on SEDAR at www.sedar.com.

Millennial is led by an experienced management team and board of directors with a proven track record of success in financing and developing high-quality mining projects. Millennial is well positioned to create value for all stakeholders by applying a systematic strategy to advance and de-risk all eight projects over the next few years.

INTEGRA CONTACT INFORMATION

Inquiries: ir@integraresources.com
Website: www.integraresources.com
Phone: 604-416-0576

MILLENNIAL CONTACT INFORMATION

Jason Kosec

President, CEO and Director

jason.kosec@millennialpm.com

Phone: 250-552-7424

Website: https://millennialpreciousmetals.com/

Forward looking and other cautionary statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the potential benefits to be derived from the Transaction, including, but not limited to, the goals, synergies, strategies, opportunities, profile, mineral resources and potential production, project timelines, prospective shareholding, integration and comparables to other transactions; the closing of the Transaction, including receipt of all necessary court, shareholder and regulatory approvals, and the timing thereof; the future financial or operating performance of the Companies and the Companies' mineral properties and project portfolios; information concerning the anticipated sale and distribution of Subscription Receipts pursuant to the Brokered Offering and the Non-Brokered Offering; Integra's intended use of the net proceeds from the sale of Subscription Receipts; the ability to satisfy the Escrow Release Conditions, the anticipated benefits and impacts of the Brokered Offering and Non-Brokered Offering; the preparation of an updated Mineral Resource Estimate and Mine Plan of Operations at the DeLamar Project; the preparation of the Wildcat and Mountain View PEA; the Consolidation; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Companies' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the successful completion of the Transaction (including receipt of all regulatory approvals, shareholder and third-party consents), the Brokered Offering and the Non-Brokered Offering, the integration of the Companies, and realization of benefits therefrom; the Companies' ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Companies' ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: risks related to the Transaction, including, but not limited to, the ability to obtain necessary approvals in respect of the Transaction and to consummate the Transaction; integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; the impact of COVID-19 on the timing of exploration and development work and management's ability to anticipate and manage the foregoing factors and risks. Although the Companies have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual information form dated March 30, 2022 for the fiscal year ended December 31, 2021 and Integra's Form 40-F annual report for the fiscal year ended December 31, 2021, and Millennial's annual information form dated May 11, 2022 for the fiscal year ended December 31, 2021.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Companies undertake no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Companies' plans, objectives and goals, including with respect to the Transaction, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements. This news release also contains or references certain market, industry and peer group data, which is based upon information from independent industry publications, market research, analyst reports, surveys, continuous disclosure filings and other publicly available sources. Although the Companies believes these sources to be generally reliable, such information is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. The Companies have not independently verified any of the data from third party sources referred to in this news release and accordingly, the accuracy and completeness of such data is not guaranteed.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.